[PETROBRAS LETTERHEAD]

November 1, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Petróleo Brasileiro S.A. – PETROBRAS

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 1-15106

Petrobras International Finance Company

Form 20-F for Fiscal Year Ended December 31, 2004

File No. 333-14168

Dear Ms. Blye:

By letter dated September 30, 2005, the Office of Global Security Risk (“OGSR”) of the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on June 30, 2005 by Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PIFCo”, and together with Petrobras, the “Companies”). The Companies are submitting herewith, via EDGAR and facsimile, responses to the OGSR comments.

Operations in Cuba, Iran and Libya

Cuba

Petrobras and its subsidiaries currently have no operations or interests, or plans to initiate operations or acquire any interests, in Cuba. On August 19, 2003, Petrobras signed a memorandum of understanding with Cuba Petroleo (“CUPET”) under which the parties agreed to evaluate the feasibility of carrying out the following joint projects in Cuba:

•	deep water exploration of blocks 34, 35 and 37 located in the Exclusive Economic Zone;

•	development of technology for the increase of the ratio of oil recovery on fields;

1

•	up-grade of the Cienfuegos refinery, located in the town of Cienfuegos; and

•

creation of a company organized by Petrobras and Cubalub – Cuba Lubricants for the construction and operation of a plant to manufacture lubricant products, including CUBALUB and LUBRAX, for the Cuban and Caribbean markets.

After the signature of the memorandum of understanding, we organized working groups to study the feasibility of each of the projects. In February 2004, CUPET withdrew the refinery project from the memorandum of understanding. In April 2004, after conclusion of the feasibility study, Petrobras concluded that it was not economically feasible to explore the deep water blocks 34, 35 and 37. The study of the project to increase oil recovery also failed to show satisfactory results.

The study of the project for the construction of the lubricant plant indicated that it was an economically feasible project. In November 2004, Petrobras and CUPET signed a new memorandum of understanding under which Petróleo de Venezuela S.A. joined the project. The parties were ultimately unable to reach an agreement as to the terms of their respective interests in the new plant, and in March 2005 CUPET announced that it would develop the project on its own. From the date of signature of the memorandum of understanding until the date all potential projects were abandoned, Petrobras rented a small office in Havana, Cuba. This office was closed in July 2005.

Prior to the discussions with CUPET described above, Petrobras had operations in Cuba from 1998 to 2001. Petrobras operated Block L, an offshore area covering 3000 km2 with depths of 10 to 500 meters. Petrobras drilled a well, Felipe 1-x, and installed a drilling platform on the island of Cayo Felipe El Grande. Petrobras had a 60% interest in the well, and the Canadian company Sherritt held the remaining 40%. The well went dry and was abandoned on March 27, 2001. Petrobras’ total investment in this well was US$11.2 million.

Iran

On July 14, 2004, Petrobras Middle East B.V. (“Petrobras ME”), a subsidiary of Petrobras’ subsidiary Petrobras International Braspetro B.V. (“Braspetro”) with headquarters in the Netherlands, signed a Services Contract with the National Iranian Oil Company for the exploration of the Tusan Block located in the Iranian portion of the Persian Gulf. Petrobras ME initiated the exploration of this block on October 6, 2004, is the sole operator of the block and holds a 100% interest in it. No payments have been made by Petrobras ME to the Iranian government in connection with this block.

Libya

Petrobras invested in Libya in the 1980s and 1990s without commercial success. On January 29, 2005, Braspetro participated in and won Bidding Round 1 for oil and gas exploration and production of offshore Area 18, located in the Libyan portion of the Mediterranean Sea, in water depths ranging from 200 to 700 meters. The bid included in its terms the payment of a signature bonus of US$1.0 million to the Libyan government. No other payment has been made

2

to the Libyan government for the award of this exploration block. On March 30, 2005, Braspetro, Oil Search Limited (“OSL”), a Papua New Guinea company with headquarters in Australia, and National Oil Corporation (“NOC”), the Libyan state oil company, signed an Exploration and Production Sharing Agreement for the exploration of Area 18. According to the terms of the agreement, Braspetro’s branch in Libya is the operator of the area and holds a 70% interest, while OSL holds a 30% interest, in the production of the area. In case of success, NOC will be responsible for 50% of the investment costs and will be entitled to receive 68.2% of the revenues. The work program includes generating two-dimensional seismic data covering 2,000 km2 and three-dimensional seismic data covering 500 km2 and drilling one exploration well. The program will require minimum total investments of US$21 million over five years, of which Petrobras will be responsible for 70% or US$14.7 million.

Operations of Petrobras Middle East B.V.

Petrobras ME is a Dutch company that was organized on July 2, 2004 to conduct business in the Middle East. Petrobras ME holds Petrobras’ interest and conducts operations in the Tusan Block in Iran. Petrobras ME’s only asset is the interest it holds in the Tusan Block in Iran. Petrobras’ interest in Petrobras ME is accounted for in Petrobras’ consolidated balance sheet as of December 31, 2004 at US$89,947, or less than 0.001% of consolidated total assets.

Materiality Considerations

Petrobras currently does not have, and has no plans to initiate, any operations or activities in Cuba.

Petrobras’ exploration activities in Iran, which began in October 2004, represent a small fraction of its international operations—approximately 1.5% of international exploration activities in 2004 and a projected 1.5% of international exploration activities in 2005. In addition, Petrobras’ activities in the Tusan Block are structured as “service buy-back” arrangements, meaning that once exploration activities result in oil discoveries, the remuneration of the investment is in oil quantities governed by a flat rate of return. Petrobras believes that the terms of its arrangements, the amounts involved and the geological aspects of the block together result in a moderate- to low-risk investment. Moreover, Petrobras understands that Iran is attracting direct foreign investment from a number of companies in the oil industry worldwide, including a number of companies that have offered and listed securities in the United States. Petrobras considers Iranian country risk to be similar to that of most oil-rich emerging market countries.

Petrobras began exploration activities in Libya in March 2005. Petrobras expects that exploration activities in Libya will represent less than 1.0% of its international exploration activities in 2005 and that its investments in Area 18 in Libya will represent less than 1.0% of its total capital expenditures in 2005. In addition, Petrobras’ activities in Libya are structured as “production sharing” arrangements, meaning that once exploration activities result in oil discoveries, a joint venture company is established and NOC holds a 50% interest in that joint venture company. The remuneration of the investment is in oil quantities governed by a cost recovery and profit sharing scale. Petrobras believes that the terms of its arrangements, the

3

amounts involved and the geological aspects of the block together result in a moderate- to low-risk investment. Moreover, Petrobras understands that Libya has just opened opportunities to attract direct foreign investment in its oil industry and that several companies, including US companies, are investing there. Petrobras considers Libyan country risk to be similar to that of most oil-rich emerging market countries

In light of the foregoing, Petrobras views its Iranian and Libyan operations (and its lack of any activities or operations in Cuba) as not constituting, either individually or in the aggregate, a material investment risk for its security holders, or creating a material reputational risk for Petrobras. Petrobras does not believe that investors would consider its Iranian or Libyan interests and activities (or its historical activities in Cuba) to be a material investment risk, either from an economic, financial or reputational point of view. In addition, since Petrobras is not a U.S. person and does not import any goods or services from Cuba, Iran or Libya to the U.S. or export any goods or services from the U.S. to Cuba, Iran or Libya, there are no U.S. sanctions to which it would be subject as a result of its very limited Iranian and Libyan interests and activities.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Francesca Lavin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2530.

Very truly yours,

 /s/ Almir Guilherme Barbassa

Petróleo Brasileiro S.A. – PETROBRAS

Name:  Almir Guilherme Barbassa
                         Title:    Chief Financial Officer

/s/ Daniel Lima de Oliveira

Petrobras International Finance Company

Name:  Daniel Lima de Oliveira
                         Title:    Chief Financial Officer

4

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Francesca Lavin
Cleary Gottlieb Steen & Hamilton LLP

5